Overseas Shipholding Group, Inc.

666 Third Avenue

New York, New York 10017

June 13, 2012

VIA ELECTRONIC TRANSMISSION

Justin Dobbie

Legal Branch Chief
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:	Withdrawal of Acceleration Request

Dear Mr. Dobbie:

On June 11, 2012, Overseas Shipholding Group, Inc. (the “Company”) filed a letter with the U.S. Securities and Exchange Commission (the “SEC”) as “SEC Correspondence” via Edgar. The letter requested that, pursuant to Rule 461 of the Securities Act of 1933, as amended, the SEC accelerate the effective date of the Company’s registration statement on Form S-3, filed on February 13, 2012 (File No. 333-179495). The Company hereby requests to withdraw such acceleration request in order to submit a new acceleration request.

Thank you for your assistance.

OVERSEAS SHIPHOLDING GROUP, INC.

By:	/s/ Morten Arntzen
Name: Title:	Morten Arntzen Chief Executive Officer and President